EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Nine Months Ended September 30, 2009	For the Years Ended December 31,
		2008	2007	2006	2005	2004
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$263,000	$487,964	$703,398	$683,756	$652,049	$696,254
Add: Non-controlling interest losses (income) in consolidated subsidiaries	184	262	255	271	142	(93)
Add:
Interest expense	52,723	81,944	70,974	79,853	76,490	77,764
Appropriate portion of rents (a)	26,154	29,833	28,245	25,724	20,475	18,831

Earnings available for fixed charges	$342,061	$600,003	$802,872	$789,604	$749,156	$792,756

Fixed Charges:
Interest expense	$52,723	$81,944	$70,974	$79,853	$76,490	$77,764
Appropriate portion of rents (a)	26,154	29,833	28,245	25,724	20,475	18,831

Fixed charges	$78,877	$111,777	$99,219	$105,577	$96,965	$96,595

Ratio of earnings to fixed charges	4.34 X	5.37 X	8.09 X	7.48 X	7.73 X	8.21 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.